AMD Capital, L.L.C.

Statement of Financial Condition

Form X-17A-5

December 31, 2024

# Public

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response:  12

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-65422

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                          MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __AMD Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2907 W. Wilson Ave
_____
(No. and Street)

| Chicago | IL | 60625 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Robin Armour | 312-961-7237 | robin@amdcapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA P.C.
_____
(Name – if individual, state last, first, and middle name)

| 125 Lake Street, Unit 303 | Bloomingdale | IL | 60108 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2009 | 3874 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, _Robin Armour_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _AMD Capital, LLC_____, as of _February 12th_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _Principal_
Principal

_Notary Public_

OFFICIAL SEAL
TREVOR J SCHOLTENS
Notary Public, State of Illinois
Commission No. 974652
My Commission Expires July 7, 2027

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Report of Independent Registered Public Accounting Firm**

To the Members and Board of Directors of AMD Capital, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of AMD Capital, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of AMD Capital, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of AMD Capital, LLC's management. Our responsibility is to express an opinion on AMD Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AMD Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as AMD Capital, LLC's auditor since 2024.

*Michael Coglianese CPA, P.C.*

Bloomingdale, IL
February 12, 2025

# Statement of Financial Condition
## As of December 31, 2024

<b>ASSETS</b>

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 147,318 |
| Total Current Assets | $ | 147,318 |

**PROPERTY AND EQUIPMENT**

| | | |
|---|---|---:|
| Office Equipment | $ | 103,867 |
| Less: Accumulated Depreciation | $ | (92,392) |
| Net Property and Equipment | $ | 11,475 |
| **TOTAL ASSETS** | $ | 158,793 |

<b>LIABILITIES AND MEMBERS EQUITY</b>

**CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Accounts Payable | $ | 16,320 |
| Accrued Expenses | $ | 153 |
| Total Current Liabilities | $ | 16,473 |
| **MEMBERS EQUITY** | $ | 142,320 |
| **TOTAL LIABILITIES AND MEMBERS EQUITY** | $ | 158,793 |

The accompanying notes are an integral part of these statements.

# AMD Capital, LLC
## Notes to Financial Statements
## December 31, 2024

1. **Nature of Business**

   AMD Capital, LLC (The Company) is in the business of asset management distribution services. The Company was formed March 1, 2002 and will continue operations perpetually unless terminated in accordance with the operating agreement. The Company is registered as a broker dealer with FINRA, the SEC, the MSRB and SIPC.

2. **Summary of Significant Accounting Policies**

   **Basis of Accounting**

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   **Cash and equivalents**

   The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

   **Use of Estimates**

   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

   **Property and Equipment**

   Property and Equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $2,200 for the year ended December 31, 2024.

   **Income Taxes**

   The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income taxes in the U.S. federal jurisdiction and various state jurisdictions.  The Company is no longer subject to the U.S. federal income tax examinations by tax authorities for years before 2019.

The Company has elected to remit the Illinois Pass-Through Entity tax on behalf of its partners.  This election allows the company to remit the individual partners income tax liability based on their respective share of the company's annual income.  The company remitted $675,000 of Illinois Pass Through Entity tax for the 2024 tax year.

**Revenue Recognition**

The Company utilizes a five-step model to (a) identify the contracts with a Client Firm, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) performance obligations are satisfied.

The Company provides asset management distribution services for its Client Firms.  The Company completes its performance obligation when the Client Firm secures an investor account with a legal contract and account funding.  The Company has no additional performance obligations.  Revenue is recognized over time for asset management arrangements in which the performance obligations are simultaneously provided and benefits are received by the investor. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The Company does not offers any guarantee, warranty or refunds on revenue.

**Accounts Receivable**

The Company uses the specific identification method to determine uncollectable accounts receivable.  At December 31, 2024 the Company considers all accounts receivable to be collectable.

3. **Commitments**

The Company no longer leases any office space.

4.  **Net Capital Requirements**
    The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

    At December 31, 2024, the Company has Net Capital of $130,845. The Company's minimum Net Capital is $5,000 and thus has $125,845 Excess Net Capital as of December 31, 2024.

5.  **Major Customers**
    At December 31, 2024, there were no significant accounts receivable concentrations. During 2024, two clients accounted for 60% and 35% of total revenue, respectively. No other client accounted for more than 10% of 2024 revenue.

6.  **Concentration of Credit Risk**
    The Company maintains cash balances at a Chicago financial institution. The account is insured by the Federal Deposit Insurance Corporation. At December 31, 2024, the entire balance of $147,317 was insured.

7.  **Retirement Plans**
    During 2006, the Company formed two retirement plans, a cash balance profit sharing plan and a 401(k) plan. Contributions to the cash balance profit sharing plan are based on the annual earnings of the Company's members and employees, subject to maximum earnings amount determined by the Internal Revenue Code. Contributions to the 401(k) plan include participant deferrals and a discretionary company contribution. There were contributions of $147,000 in discretionary contributions for 2024.

8.  **Single Line of Business**
    The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of asset management distribution services. The Company has identified Robin Armour, Principal, as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such

**AMD Capital, LLC**
**Notes to Financial Statements**
**December 31, 2024**

as whether to reinvest or distribute profits.  The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.  The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

9. **Subsequent Events**
In January, the Company distributed $1,859,250 of profits to its three principals.   The Company did not have any other subsequent events through February  12, 2025, which was the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2024.